Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

INTERACTIVE HOLDING CORP.

DECEMBER 31, 2014, 2013 and 2012

INTERACTIVE HOLDING CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES
DECEMBER 31, 2014, 2013 AND 2012

Independent Auditor’s Report

To the Board of Directors of Interactive Holding Corp.:

We have audited the accompanying consolidated financial statements of Interactive Holding Corp. and its subsidiaries which comprise the consolidated balance sheets as of December 31, 2014 and December 31, 2013, and the related consolidated statements of operations and comprehensive income, of stockholders’ equity/(deficit), and of cash flows, for the years ended December 31, 2014, 2013, and 2012.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interactive Holding Corp. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the three years ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

New York, NY
September 21, 2015

INTERACTIVE HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31,

	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$6,528,069	$18,016,527
Accounts receivable, net of allowance of $649,304 and
$1,101,570 at December 31, 2014 and 2013, respectively	54,606,935	59,558,066
Prepaid expenses and other current assets	4,027,996	2,233,114
Current deferred tax asset	349,615	982,776
Total current assets	65,512,615	80,790,483
Property and equipment, net	2,949,362	3,292,745
Other assets, net	162,892	154,230
Intangible assets, net	11,144,482	6,645,587
Goodwill	60,408,097	60,193,393
Total assets	$140,177,448	$151,076,438
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' (DEFICIT)/EQUITY
Current Liabilities
Accounts payable	$14,059,537	$16,806,569
Accrued expenses	20,291,256	22,916,370
Deferred revenue	1,493,957	2,140,738
Debt, current portion	2,250,000	3,093,750
Income taxes payable	827,262	346,040
Due to stockholder	-	363,552
Other current liabilities	2,482,116	812,778
Total current liabilities	41,404,128	46,479,797
Preferred stock warrant liability	-	1,642,898
Debt, long term portion	57,000,000	22,859,375
Other long term liabilities	890,327	-
Other long term income tax liability	523,626	1,923,725
Long term deferred tax liability	2,653,622	2,187,553
Total liabilities	102,471,703	75,093,348
Commitments and Contingencies (Note 15)
Series A redeemable convertible preferred stock; $0.0005 par value;
40,000,000 shares authorized; 37,184,556 and 36,693,432 shares issued and outstanding at December 31, 2014 and 2013,
respectively; aggregate liquidation preference of $59,436,262
and $54,421,134, respectively	59,436,262	54,421,134
Stockholders' (deficit)/equity
Common stock; par value of $0.0005 per share; 60,000,000 shares authorized; 1,384,262 and 1,115,783 shares issued and outstanding
at December 31, 2014 and 2013, respectively	692	558
Additional paid-in capital	-	2,386,168
Accumulated (deficit) earnings	(22,346,087)	19,356,826
Accumulated other comprehensive income (loss)	614,878	(181,596)
Total stockholders' (deficit)/equity	(21,730,517)	21,561,956
Total liabilities, convertible preferred stock, and stockholders' (deficit)/equity	$140,177,448	$151,076,438

The accompanying notes are an integral part of these consolidated financial statements

INTERACTIVE HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2014	2013	2012
Revenue	$167,311,131	$176,125,673	$128,125,148
Cost of revenue	76,264,760	78,159,890	57,747,162
Gross profit	91,046,371	97,965,783	70,377,986
Operating expenses
General and administrative	19,487,955	17,517,217	10,876,664
Research & development	13,536,837	9,063,437	5,852,181
Sales and marketing	39,094,486	37,728,320	32,787,640
Other operating expense	3,743,145	3,190,318	1,374,972
Total operating expenses	75,862,423	67,499,292	50,891,456
Income from operations	15,183,948	30,466,491	19,486,530
Interest expense, net	2,025,959	1,849,422	694,865
Other expense, net	495,404	816,860	(374,349)
Total other expense, net	2,521,363	2,666,282	320,517
Income before provision for income taxes	12,662,585	27,800,209	19,166,013
Provision for income taxes	5,664,131	11,855,508	9,489,908
Net income	$6,998,454	$15,944,701	$9,676,105
Comprehensive income (loss)
Foreign currency translation adjustment	796,474	(220,164)	(103,693)
Comprehensive income	$7,794,928	$15,724,537	$9,572,412

The accompanying notes are an integral part of these consolidated financial  statements

INTERACTIVE HOLDING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31,

	Series A Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid- in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity/(Deficit)
Balance as of January 1, 2012	36,693,432	$62,510,439	878,400	$439	$1,247,420	$2,724,443	$142,261	$4,114,563
Stock option expense					508,451			508,451
Series A preferred stock compensation		43,608						-
Stock issuance through options exercised			688,270	344	882,205			882,549
Dividends paid		(17,121,336)						-
Accretion to redemption value		4,957,228				(4,957,228)		(4,957,228)
Translation adjustment							(103,693)	(103,693)
Net Income						9,676,105		9,676,105
Balance as of December 31, 2012	36,693,432	$50,389,939	1,566,670	$783	$2,638,076	$7,443,320	$38,568	$10,120,747
Stock option expense					1,340,507			1,340,507
Stock issuance through options exercised			379,469	190	1,047,703			1,047,893
Stock repurchase			(830,356)	(415)	(2,640,118)			(2,640,533)
Accretion to redemption value		4,031,195				(4,031,195)		(4,031,195)
Translation adjustment							(220,164)	(220,164)
Net income						15,944,701		15,944,701
Balance as of December 31, 2013	36,693,432	$54,421,134	1,115,783	$558	$2,386,168	$19,356,826	$(181,596)	$21,561,956
Stock option expense					2,337,991			2,337,991
Stock option windfall					190,354			190,354
Cashless exercise of stock option			156,799	78	(404,731)			(404,653)
Stock issuance through warrant exercise	491,124	1,501,950						-
Stock issuance through options exercised			101,483	51	155,213			155,264
Stock issuance through restricted stock grant			10,197	5	31,488			31,493
Dividends paid					(4,696,483)	(45,188,189)		(49,884,672)
Accretion to redemption value		3,513,178				(3,513,178)		(3,513,178)
Translation adjustment							796,474	796,474
Net income						6,998,454		6,998,454
Balance as of December 31, 2014	37,184,556	$59,436,262	1,384,262	$692	$(0)	$(22,346,087)	$614,878	$(21,730,517)

The accompanying notes are an integral part of these consolidated financial statements

INTERACTIVE HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2014	2013	2012
OPERATING ACTIVITIES
Net Income	$6,998,454	$15,944,701	$9,676,105
Adjustments to reconcile net Income
to net cash provided by operations:
Amortization	2,864,823	2,620,854	2,181,025
Deferred taxes	1,099,305	(392,508)	240,139
Stock-based compensation	2,337,991	1,340,507	552,059
Restricted stock compensation	31,493	-	-
Stock option windfall	(190,354)	-	-
Depreciation	1,151,662	695,034	226,042
Loss on disposal of property, plant, & equipment	93,200	25,807	-
(Recovery of bad debt) Allowance for doubtful accounts	(417,007)	(810,480)	177,207
Amortization of loan fees	366,843	156,388	126,207
Mark-to-Market on SWAP	288,654	-	-
Mark-to-Market on option	156,935	-	-
Mark-to-Market on warrant liability	(765,947)	692,710	(36,508)
Change in net foreign currency loss	1,099,012	(262,867)	215,953
Changes in operating assets and liabilities:
Accounts receivable, net of acquisitions of businesses	4,661,000	(3,949,091)	(12,679,034)
Prepaid expenses and other assets	(419,642)	418,095	(1,554,517)
Accounts payable and accrued expenses	(4,902,001)	8,192,648	2,923,909
Deferred revenue	(897,889)	1,741,361	452,171
Due to stockholder	(363,552)	107,927	-
Other liabilities	2,535,886	117,750	-
Income taxes payable	(721,639)	(2,391,447)	1,636,817
Net cash provided by Operating Activities	15,007,227	24,247,389	4,137,575
INVESTING ACTIVITIES
Capitalization of software development costs	(5,433,719)	(2,461,172)	(2,037,074)
Restricted cash	-	184,044	1,580,396
Business acquisitions, net of cash acquired	(2,054,633)	-	-
Purchases of property and equipment	(800,349)	(3,558,686)	(290,446)
Net cash used in Investing Activities	(8,288,701)	(5,835,814)	(747,124)
FINANCING ACTIVITIES
Borrowings from bank	67,000,000	4,000,000	36,967,597
Debt repayment	(33,703,125)	(12,014,472)	(13,730,930)
Loan acquisition costs	(1,782,168)	-	-
Proceeds from exercise of warrants	625,000	-	-
Proceeds from exercise of stock options	155,264	1,047,893	882,550
Taxes paid in connection with cashless exercise of stock options	(561,588)	-	-
Repurchase of stock	-	(2,640,533)	-
Dividends paid	(49,884,672)	-	(17,121,335)
Stock option windfall	190,354	-	-
Acquisition payment under earn-out arrangement	-	(3,597,276)	(1,851,224)
Net cash used in Financing Activities	(17,960,935)	(13,204,388)	5,146,657
Effect of exchange rate changes on cash and cash equivalents	(246,049)	69,103	(833,727)
Net cash decrease for the period	(11,488,458)	5,276,290	7,703,381
Cash at beginning of the period	18,016,527	12,740,237	5,036,856
Cash at end of the period	$6,528,069	$18,016,527	$12,740,237
Non-Cash Financing Activity
Conversion of warrant liability to equity	$876,950	$-	$-
Business acquisition - holdback payment	$191,200	$-	$-
Supplemental Disclosure
Cash paid for income tax	$6,268,358	$14,285,974	$7,698,225
Cash paid for interest	$2,074,178	$1,613,933	$625,153

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Interactive Holding Corp. (“IHC”, the “Company”), together with its subsidiaries is a digital advertising company.  The Company was incorporated in the State of Delaware on February 21, 2008.  Following its incorporation, IHC formed a wholly owned subsidiary, IHC Acquisition Corp, to merge with Intercept Interactive Inc. (dba Undertone), a privately held entity incorporated in the State of New York on March 5, 2001.

On March 19, 2008, Intercept Interactive, Inc. merged with IHC Acquisition Corp.

As of December 31, 2014, the Company’s subsidiaries consist of World Web Network (WWN), Jambo Media LLC (Jambo), and U.U.U.I Undertone Israel Ltd. (Upfront).

Liquidity

At any time after March 19, 2013, the holders of a majority of the Company's Series A Preferred Stock (“Series A Preferred”) can request a redemption ("Redemption Request") of their Series A Preferred stock.  The amount redeemable is limited to funds that are determined to be legally available (See Note 8). If in the future such a Redemption Request is made, it could have a significant adverse impact on the Company's liquidity, operations and financial condition and may impact its ability to continue as a going concern.  There have been no redemption requests subsequent to March 19, 2013 through the issuance date of the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of IHC and its controlled subsidiaries and have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include allowance for doubtful accounts, useful lives of property and equipment and intangible assets, impairment analysis of goodwill and intangible assets, realizability of deferred tax assets, allocation of the purchase price relating to acquisitions in accordance with acquisition accounting, and fair value of stock options and warrants.

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less at the time of purchase.  The carrying value of these investments approximates fair value.  At times, cash in banks may exceed federally insured limits.

Restricted cash

Restricted cash consisted of cash balances set aside for escrow commitments from the Company’s acquisition of Jambo and WWN.  In March 2013, the Company settled an earn-out dispute with the sellers of Jambo due under the original purchase agreement which included a release of all claims relating to the 2011 and 2012 earn-out opportunities (see Note 5).  As a result of this settlement, the Company released the Jambo escrow commitment during 2013.  As of December 31, 2014 and 2013, the Company had restricted cash balances of $0.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable and allowance for doubtful accounts

Trade accounts receivables are stated at realizable value, net of an allowance for doubtful accounts.  The Company extends credit to customers based on an evaluation of their financial condition and other factors and generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers, evaluating its outstanding accounts receivable and establishes an allowance for doubtful accounts based on information available on their credit condition, current aging, and historical experience.  These allowances are re-evaluated and adjusted periodically as additional information is available.

Loan fees

Costs incurred in connection with the issuance of debt were included in other assets and amortized to other expense over the related loan term.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight line method over the estimated useful lives of the assets, as follows:

Computer equipment	3 years
Furniture and fixtures	5 years
Vehicle	3 years
Leasehold improvements	Shorter of useful life or lease term

Internal use software

Capitalization of software development costs begins at the point when the preliminary project stage is completed, management commits to funding the project, it is probable that the project will be completed and the software will be used as intended.  For the years ended December 31, 2014, 2013, and 2012, $2,877,027, $1,476,518, and $1,160,924, respectively, of internal payroll and related costs were capitalized. In addition, for the years ended December 31, 2014, 2013, and 2012, $2,556,692, $984,654, and $876,150, respectively, of outside consultant and contractor fees were capitalized to internal use software projects. These costs are amortized on a straight-line basis over a three-year estimated useful life.  For the years ended December 31, 2014, 2013, and 2012, $2,540,103, $1,614,706, and $1,097,158, respectively, was recorded as amortization expense.

Business combinations and intangible assets including goodwill

The company accounts for business combinations using the acquisition method in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations.” The identifiable assets acquired and the liabilities assumed are recorded at acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of completed technology is recorded in cost of revenue. Amortization of all other intangible assets is recorded in selling, general and administrative expense. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets consist of trademark, customer relationships, acquired trade name, non-competition agreements and publisher relationships. Customer relationships, publisher relationships and non-competition agreements are amortized on a straight-line basis over their estimated useful life of three years. The trademark asset is an indefinite-lived intangible that is not subject to amortization and is evaluated at least annually for impairment.  The acquired technology purchased in connection with the Jambo and Upfront acquisitions is amortized over its estimated useful life of five years.

Impairment

The Company tests intangibles and goodwill for impairment in accordance with the provisions of ASC 350, “Intangibles - Goodwill and Other”. Long-lived assets, other than goodwill and the trademark asset, are tested for impairment when conditions indicate an impairment may have occurred based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill and the trademark asset are tested at least annually for impairment, in the fourth quarter, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. As of December 31, 2014, 2013, and 2012, the Company has determined that no adjustment for impairment to the carrying values was required.

Revenue recognition

The Company recognizes revenue in accordance with ASC 605, “Revenue Recognition.” Accordingly, the Company recognizes revenue when the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) the fees are fixed or determinable, (3) delivery has occurred or services have been rendered, and (4) collection is reasonably assured.  Revenues consist of amounts charged to customers for advertisements placed on the Company’s publisher vendor’s websites, net of discounts, credits and amounts paid or due under revenue sharing arrangements. The Company’s revenue is recognized in the period that the advertising impressions, click-throughs or actions occur.

The determination regarding whether revenue is recognized on a gross or net basis is dependent on whether the Company acts as a principal or an agent in transactions with customers. When the Company is acting as a principal, revenue is reported gross and any payments to third parties are recorded as costs of revenue.  When the Company is acting as an agent between different parties, revenue is reported net of the costs incurred to place advertisements on publisher vendor’s websites, in accordance with the accounting guidance for principal-agent considerations. The determination of whether the Company is acting as a principal or agent involves judgment and is based on several factors including whether the Company is the primary obligor in the arrangement (responsible for providing the service), the assumption of inventory risk, the latitude the Company has in establishing price and in supplier selection, and the involvement of the Company in determining service specification.

In most transactions with its customers, the Company, as the primary obligor, is involved in establishing price and vendor selection, and in performing billing and collection activities and incurring credit risk, and therefore acts as principal in these arrangements and reports revenue earned on costs incurred on a gross basis. The Company acts as an agent in regards to generating certain advertising revenues through our programmatic technology platform, and reports these revenues on a net basis.

Deferred revenue arises as a result of differences between the timing of revenue recognition and receipt of cash from the Company’s customers.

The Company operates a strategic partnership, Undertone+, providing preferred partners the ability to earn credits based on spend that can be redeemed for various Undertone products and services.  Based on established contract terms, credits expire 90 days from the last calendar day of the partnership period.  When an Undertone+ preferred partner earns credits, the Company establishes a liability for the estimated cost of future redemptions of credits and revenue is deferred until the credits are redeemed or expire.  As of December 31, 2014 and 2013, the Company had $279,756 and $264,875, respectively, related to the Undertone+ credits on the consolidated Balance Sheets within other current liabilities.  The Company determined this amount based on the actual known information of usage and expiration of credits subsequent to year end.  The Company continually evaluates its liability methodology and assumptions based on developments in redemption patterns, contract term updates, and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenue

Cost of revenue consists primarily of expenses for the purchase of advertising impressions from publishers and costs associated with the development, targeting, rich media and services in delivery of advertising units. The Company becomes obligated to make payments related to such expenses in the period the advertising impressions, click-throughs, actions or lead-based information are delivered or occur. Such expenses are classified as cost of revenue in the corresponding period in which the revenue is recognized in the accompanying Consolidated Statement of Operations. In addition, cost of revenue also includes the amortization expense of capitalized internal use software cost.

Advertising costs

Advertising costs related to ongoing activities are expensed as incurred. For the years ended December 31, 2014, 2013 and 2012, advertising costs totaled $428,226, $479,640, and $593,595, respectively.

Insurance recoveries

In March 2012, the Company determined that 27 customer checks, aggregating to $711,589 that customers had purportedly mailed to Undertone, may have been stolen en route to the Company.  The Company immediately notified the United States Postal Inspection Service, customers, and various financial institutions, and an investigation into a potential check fraud scheme was commenced.  During 2012 and 2013, the Company received $195,356 and $506,233, respectively, with the remaining balance representing an insurance deductible.

On November 29, 2012, the Company became aware that approximately 88 terminated employees remained active on its health benefits plans.  Eight of these former employees reimbursed the Company for the benefits in the form of Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) payments.  The Company did not receive reimbursement from the remaining 80 former employees.  The estimated benefit cost paid on behalf of the non-contributing former employees was approximately $1,200,000, dating back to 2010 and the Company sought redress from its broker of employee benefits.  In May 2013, the Company reached a settlement with its broker of employee benefits, in which the provider agreed to reimburse the Company $600,000, which is recorded as part of 2012 operating income and included in accounts receivable as of December 31, 2012.  The company received the $600,000 in July 2013.

Stock-based compensation

The Company recognizes compensation expense for stock-based compensation in accordance with ASC 718, “Compensation – Stock Compensation.” The value of the portion of employee stock-based awards expected to vest is recognized as compensation expense, net of estimated forfeitures, over the requisite service period.

The Company calculates the fair value of employee stock-based awards on the date of grant using the Black-Scholes option pricing model. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

In addition, the Company grants option awards to non-employees acting in advisory and consulting capacities. For non-employee share-based awards, the Company calculates the fair value of the award on the date of grant in the same manner as employee stock-based awards, however, the unvested portion of the awards are revalued at the end of each reporting period and the pro-rata compensation expense is adjusted accordingly until such time the non-employee award is fully vested. At that time, the total compensation recognized to date shall equal the fair value of the share-based award as calculated on the measurement date, which is the date at which the award recipient’s performance is complete.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities that are required to be measured at fair value, and non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. See note 10 for fair value of financial instrument disclosure.

Interest rate swaps

The Company sometimes borrows at variable rates and uses interest rate swaps as cash flow hedges of future interest payments, which have the economic effect of converting borrowings from floating rates to fixed rates.  The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into fixed rates that are lower than those available if it borrowed at fixed rates directly. Under the interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts. The Company records the difference between fixed contract rates and floating rate interest amounts in other expenses during the period in which these amounts arise.

Income taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of the available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A liability (including interest if applicable) is established in the consolidated financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Interest and penalties, if any, are included as components of income tax expense and income taxes payable.

The Company follows ASC 740 when accounting for tax contingencies. The guidance prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under US GAAP, tax benefits are initially recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Revision of Previously Issued Financial Statements

The Company has identified certain errors that affected the reported results of 2013 and prior years. For the year ended 2011, accounts payable, cost of revenue and operating expenses were revised to correct certain balances that were incorrectly recorded as outstanding payables. For 2013 certain stock compensation which had previously been recorded within operating expenses, was revised to correct an error. For 2012 and 2013, cost of revenue, operating expense, other expense, prepaid expenses, accounts payable, accrued expenses and other comprehensive income were revised to correct an error in the recording of certain intercompany transactions and certain other balance sheet classifications.

Based on an analysis of quantitative and qualitative factors, the Company concluded that these errors were immaterial individually and in the aggregate, to all of the prior periods presented. As the 2011 financial statements have not been presented herein, the Company has revised the opening accumulated deficit as of January 1, 2012 by $140,783.  In addition, the Company's Consolidated Statement of Cash Flows for the year ended December 31, 2013 and 2012 were revised to account for the adjustments made to the accounts below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The effects of the revisions on the Company’s Consolidated Statements of Operations were as follows:

	2011			2012			2013
	Previously Reported	Adjustments	Revised	Previously Reported	Adjustments	Revised	Previously Reported	Adjustments	Revised

Cost of Revenue	$49,222,015	$(143,476)	$49,078,539	$57,747,162	-	$57,747,162	$78,163,062	$(3,172)	$78,159,890
General and administrative	13,107,334	(99,714)	13,007,620	11,064,218	$147,013	11,211,231	18,673,199	(637,102)	18,036,097
Research & development	4,423,965	-	4,423,965	5,781,517	-	5,781,517	8,966,864	(5,040)	8,961,824
Sales and marketing	24,938,955	-	24,938,955	32,523,737	-	32,523,737	37,311,403	(350)	37,311,053
Other operating expense	426,558	-	426,558	1,974,672	-	1,974,672	4,045,251	(854,933)	3,190,318
Interest expense, net	688,121	-	688,121	694,865	-	694,865	1,859,465	(10,043)	1,849,422
Other (income) expense	(1,571,285)	-	(1,571,285)	(100,990)	(273,359)	(374,349)	171,714	645,146	816,860
Provision for income taxes	7,089,495	102,407	7,191,902	9,448,955	40,954	9,489,909	11,813,146	42,362	11,855,508
Totals		$(140,783)			$(85,392)			$(823,132)

The effects of the revisions on the Company’s Consolidated Balance Sheets were as follows:

	2011			2012			2013
	Previously Reported	Adjustments	Revised	Previously Reported	Adjustments	Revised	Previously Reported	Adjustments	Revised
Prepaid expenses and other current assets	$1,352,306	-	$1,352,306	$2,173,190	-	$2,173,190	$2,376,229	$(143,115)	$2,233,114
Accounts payable	(12,589,057)	$243,190	(12,345,867)	(12,447,123)	$372,788	(12,074,335)	(17,120,995)	314,426	(16,806,569)
Accrued expenses	(21,721,624)	-	(21,721,624)	(22,834,907)	-	(22,834,907)	(23,516,908)	600,538	(22,916,370)
Deferred revenue	(641,762)	-	(641,762)	(1,093,857)	-	(1,093,857)	(2,953,516)	812,778	(2,140,738)
Other current liabilities	-	-	-	-	-	-	-	(812,778)	(812,778)
Income Taxes Payable	(900,537)	(102,407)	(1,002,944)	(1,901,045)	(144,396)	(2,045,441)	(156,203)	(189,837)	(346,040)
Additional paid-in capital	(1,247,420)	-	(1,247,420)	(2,638,076)	-	(2,638,076)	(2,871,403)	485,235	(2,386,168)
Accumulated earnings	(14,947,347)	(140,783)	(15,088,130)	(7,416,723)	(226,176)	(7,642,899)	(22,538,293)	(1,049,307)	(23,587,600)
Accumulated other comprehensive income	(142,261)	-	(142,261)	(36,352)	(2,216)	(38,568)	199,536	(17,940)	181,596

The effects of the revisions on the Company’s Consolidated Statements of Cash Flows were as follows:

	2011			2012			2013
	Previously Reported	Adjustments	Revised	Previously Reported	Adjustments	Revised	Previously Reported	Adjustments	Revised
Cashflow from Operations	$2,840,565	-	$2,840,565	$4,139,791	$(2,216)	$4,137,575	$24,269,445	$(22,056)	$24,247,389
Effects of exchange rate changes on cash and cash equivalents	135,230	-	135,230	(835,943)	2,216	(833,727)	47,047	22,056	69,103

Recent accounting pronouncements

In April 2014, the FASB issued ASU 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements.  Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.  ASU 2014-08 is effective for the Company beginning January 1, 2015 and is not expected to have a material impact on the Company’s financial statements unless there is a future disposal transaction within scope.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), which modifies the existing accounting standards for revenue recognition to depict the transfer of promised goods or services in an amount that reflects the consideration that a company is expected to be entitled to under a five step approach which will work to create a more consistent accounting framework between U.S. GAAP and International Financial Reporting Standards.  ASU 2014-09 was initially scheduled to be effective for the Company for the year ended December 31, 2018, but was modified to delay the effective date by one year to the year ended December 31, 2019. The accounting guidance provides for two transition methods for implementation and will be applied to prior reporting periods for comparable information. The Company is in the process of determining the impact that this standard will have on the timing of revenue recognition as well as the transition method that will be utilized.

June 2014, the FASB issued ASU 2014-12, “Stock Compensation” (ASU 2014-12), providing guidance on accounting for share-based payment awards when the terms of an award provide that a performance target could be achieved after the requisite service period. The update clarifies that performance targets that can be achieved after the requisite service period of a share-based payment award be treated as performance conditions that affect vesting. These awards should be accounted for under Accounting Standards Codification Topic 718, Compensation - Stock Compensation, and existing guidance should be applied as it relates to awards with performance conditions that affect vesting. The update will become effective for the Company for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company is currently evaluating the impact of the adoption of this standard, if any, on its Consolidated Financial Statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15). The standard requires management to evaluate, at each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued, and provide related disclosures. The update will become effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. The Company does not expect this standard to have a material impact on its Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), which requires an entity to present debt issuance costs on the balance sheet as a direct deduction from the related liability rather than as an asset. ASU 2015-03 is effective for annual and interim reporting periods beginning after December 15, 2015. The Company is currently evaluating the impact of the adoption of this standard, if any, on its Consolidated Financial Statements and does not expect this standard to have a material impact on its Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (ASU 2015-05), which provides guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement does not include a software license, the Company should account for the arrangement as a service contract. ASU 2015-05 is effective for annual and interim reporting periods beginning after December 15, 2015. The Company is currently evaluating the impact of the adoption of this standard, if any, on its Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2014 and 2013:

	December 31,
	2014	2013

Computer equipment	$1,652,946	$1,411,791
Furniture and fixtures	831,445	658,586
Vehicle	353,377	192,744
Leasehold improvements	1,907,690	1,809,582
Property and equipment, gross	4,745,458	4,072,703
Less: Accumulated Depreciation and Amortization	(1,796,096)	(779,958)
Property and equipment, net	$2,949,362	$3,292,745

Total depreciation and amortization expense on property and equipment was $1,151,662, $695,034, and $226,042 for the years ended December 31, 2014, 2013, and 2012, respectively.  The loss on disposal of property and equipment was $93,200, $25,807, and $0 for the years ended December 31, 2014, 2013, and 2012, respectively.  For the year ended December 31, 2014, the loss on disposal of property and equipment is related to the loss on cease use liability (Note 15). Accumulated depreciation and amortization includes disposals of $135,524, $1,047,073, and $0 for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 3 – ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2014 and 2013:

	December 31,
	2014	2013

Accrued publisher fees	$12,599,150	$14,318,330
Payroll accrual	4,668,802	5,765,260
Other accrued expenses	3,023,304	2,832,780

Total	$20,291,256	$22,916,370

NOTE 4 – DUE TO STOCKHOLDER

As of December 31, 2013, the Due to Stockholder balance of $363,552 represented estimated funds due to the former owners of Intercept Interactive, Inc. and its acquired companies.  During 2013, an adjustment of $107,927 was made as a result of a change in estimate.  The balance was paid in January 2014.

NOTE 5 – BUSINESS COMBINATIONS

Jambo Media, LLC

In March 2013, the Company settled a dispute with the sellers of Jambo over the amount of the earn-out obligations due under the stock purchase agreement. This settlement included a release of all claims by sellers relating to the 2011 and 2012 earn-out opportunities. The final amount paid during 2013 to the sellers and Jambo former employees in consideration of the earn-out and any and all associated claims was $3,337,996 which equaled the amount the Company had accrued as of December 31, 2012. In addition, the Company purchased all 830,356 shares held by the sellers and the sellers’ affiliates and advisor for $2,640,533.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

World Web Network

In March 2012, the Company made an earn-out payment of €250,000 in accordance with the WWN earn-out agreement.  In addition during the year ended December 31, 2012, the Company entered into a settlement agreement with the WWN sellers which reduced by €50,000 the final total earn out payment and this reduction of €50,000 ($64,500) was recorded as “Other Income” during 2012, resulting in an ending accrued balance of €200,000 ($259,280) at December 31, 2012.  In July 2013 the Company entered into a settlement agreement with WWN sellers whereby a final earn-out payment related to WWN of $259,280 was made which equaled the amount accrued as of January 1, 2013.

Upfront

In June 2014, the Company acquired 100% of Legolas, an Israeli company that developed Programmatic software. The Company acquired Legolas to enter the Programmatic sales market. The total purchase price of $2,245,833 included a transaction bonus of $333,833 for pre-combination services paid upon the close of the transaction, cash consideration of $1,720,800, and additional “holdback” cash payment of $191,200.  The holdback amount will be paid in 2015 and is recorded in the balance sheet within “Other Current Liabilities”.

The Company acquired fixed assets of $101,129, acquired technology of $1,897,000, customer relationships of $33,000, and goodwill of $214,704.  The intangible assets are valued using the income approach. Under the income approach, the technology was valued using the relief from royalty method and the customer relationship was valued using the multi-period excess earnings method.  The goodwill recognized in the acquisition is deductible for tax purposes.

As part of this acquisition, several Legolas employees entered into employment agreements with the Company which included a bonus of $1,483,333 which is contingent upon employment. The amount of the bonus is earned over 15 months due and payable as follows: (i) 25% of the bonus shall be earned and become payable on the closing date, (ii) 25% of the bonus shall be earned and become payable on the date that is seven months and two weeks following the closing date provided the employee remains and is an employee in good standing of the Company through such date; and, (iii) 50% of the bonus shall be earned and becomes payable 15 months following the closing date.  During 2014, the Company paid a bonus $370,833 and accrued an additional $326,451 which was recorded as compensation expense at December 31, 2014.

Goodwill

The change in the net carrying amount of goodwill was as follows:

Goodwill

Goodwill at January 1, 2013	$60,193,393
Acquisitions/(Disposals)	-
Goodwill at December 31, 2013	60,193,393
Acquisition of Upfront	214,704

Goodwill at December 31, 2014	$60,408,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 6 - INTANGIBLE ASSETS

The following is a summary of intangible assets as of December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Trademark	$2,790,000	$-	$2,790,000	$2,790,000	$-	$2,790,000
Customer relationships	8,181,000	(8,153,500)	27,500	8,148,000	(8,148,000)	-
Capitalized software	12,714,619	(6,209,737)	6,504,882	7,285,316	(3,675,729)	3,609,587
Acquired technology	2,553,000	(730,900)	1,822,100	656,000	(410,000)	246,000

Total	$26,238,619	$(15,094,137)	$11,144,482	$18,879,316	$(12,233,729)	$6,645,587

During the years ended December 31, 2014 and 2013, additions of capitalized internal use software were $5,433,719 and $2,461,172, respectively. During the year ended December 31, 2014, $4,416 of fully amortized capitalized software was disposed. At December 31, 2014, the Company has incurred $574,710 of capitalizable software costs for projects that are not yet in service and have not begun amortization, and these amounts are included in the future estimated amortization expense table below.

Amortization expense for the years ended December 31, 2014, 2013, and 2012 related to these intangibles was $2,864,823, $2,620,854, and $2,181,025.

Estimated amortization expense for the next five years as of December 31, 2014 is as follows:

Amortization

2015	$3,475,712
2016	2,698,456
2017	1,508,192
2018	482,422
2019	189,700

Total	$8,354,482

NOTE 7 – CREDIT FACILITY

In December 2012, the Company and its U.S. subsidiaries, Intercept Interactive Inc. and Jambo Media LLC, entered into a credit and term loan agreement (the “Credit Agreement”) with Comerica Bank and Silicon Valley Bank. Pursuant to the Credit Agreement, the banks provided the Company with a $27,500,000 term loan and a $17,500,000 revolving credit facility. The Company and its U.S. subsidiaries provided the banks with a security interest in substantially all of their assets and a pledge to ensure a valid first priority perfected lien over sixty-five percent (65%) of the equity interests in its controlled foreign subsidiaries.  The term loan accrued interest at a base margin of 3.25%, 3.75% or 4.25%, depending on debt to EBITDA ratios, plus the greatest of (a) the prime rate for such day, (b) the Federal Funds effective rate in effect on such day, plus one percent (1.0%), and (c) the Daily Adjusting LIBOR rate plus one percent (1.0%) (The “Credit Agreement Interest Rate”). As of December 31, 2013, the Company had an outstanding balance on the credit agreement of $25,953,125.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In April 2014, the Company and its U.S. subsidiaries, Intercept Interactive Inc. and Jambo Media LLC, entered into an amended and restated revolving credit and term loan agreement (the “Amended Credit Agreement”) with Comerica Bank, Silicon Valley Bank, and Suntrust Robinson Humphrey, Inc., which provided the Company with a $60,000,000 term loan, a $45,000,000 revolving credit facility, and a $3,000,000 swing line of credit.  The term loan accrues interest at a base margin of 1.75%, 2.00%, 2.25%, or 2.50%, depending on debt to EBITDA ratios, plus the greatest of (a) the prime rate for such day, (b) the Federal Funds effective rate in effect on such day, plus one percent (1.0%), and (c) the Daily Adjusting LIBOR rate plus one percent (1.0%) (The “Amended Credit Agreement Interest Rate”). Per ASC 470, this amended credit agreement was recorded as a modification of debt and the remaining unamortized loan costs will be amortized over the life of the amended credit agreement.  As of December 31, 2014, the Company had an outstanding balance on the amended credit agreement of $59,250,000.

At December 31, 2014, the Company submitted its compliance report timely and was in compliance with all of its debt financial covenants.  The Company was in violation of its requirement to submit audited financial statements within 180 days of year end and received a waiver from the banks for this covenant. The term loan under the amended credit agreement is subject to a required principal reduction based upon a calculation of excess cash flow as defined by the terms of the agreement and payable within five days subsequent to the submittal of audited financial statements.  At December 31, 2014, the Company triggered an excess cash repayment which the bank waived.

Scheduled principal payments for the next five years on the outstanding credit facility balance as of December 31, 2014 are as follows:

2015	$2,250,000
2016	3,000,000
2017	3,000,000
2018	3,000,000
2019	48,000,000

Total	$59,250,000

As of December 31, 2014 and 2013, loan fees of $1,884,492 and $469,167, respectively, are included in prepaid expenses and other current assets on the accompanying consolidated balance sheet, and are amortized on a straight-line basis over the life of the underlying credit facility. Amortization expense related to loan fees for the years ended December 31, 2014, 2013, and 2012 was $366,843, $156,388, and $126,207, respectively.

In March 2013, the Company entered into an interest rate swap agreement with Comerica Bank against the variability in future interest payments due on the term loan.  The terms of the swap agreement, effectively converts the variable rate portion of the interest payments due on $13,750,000 of the term loan to a fixed rate of 0.63% through April 2016.

Effective July 2014, the Company entered into an interest rate swap agreement with Comerica Bank against the variability in future interest payments due on the term loan.  The terms of the swap agreement, effectively converts the variable rate portion of the interest payments due on $44,718,750 of the term loan to a fixed rate of 1.16% through July 2017.

The Company is exposed to interest rate risk associated with the Company’s floating rate debt and entered into the interest rate swaps in order to manage such risk (See Note 10).

For the years ended December 31, 2014, 2013, and 2012, interest expense totaled $1,960,976, $1,815,222, and $737,610, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - STOCKHOLDERS' EQUITY

Common stock

The Company has 60,000,000 shares of common stock authorized with a par value of $0.0005 per share.  As of December 31, 2014 and 2013, 1,384,262 and 1,115,783 shares of common stock are issued and outstanding, respectively. The voting, dividend and liquidation rights of common stockholders are subject to, and qualified by, the rights of preferred stockholders. Common stockholders are entitled to one vote for each share of common stock held on all matters brought before the stockholders. The common stockholders are entitled to receive dividends when, and if, declared by the Board of Directors, and subject to preferential dividend rights of preferred stockholders. Upon dissolution or liquidation of the Company, common stockholders will be entitled to receive all assets of the Company available for distribution to stockholders, subject to preferential rights of preferred stockholders.

Series A Preferred Stock

The Company is authorized to issue up to 40,000,000 shares of Series A Preferred, with a par value of $0.0005, of which 37,184,556 and 36,693,432 shares were issued and outstanding as of December 31, 2014 and 2013, respectively.

The holders of Series A Preferred have the following rights and preferences:

Voting
Each holder of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A Preferred could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the common stock. The Series A Preferred Stock shall vote together with all other classes and series of stock of the Company (including the common stock) as a single class on all actions to be taken by the stockholders of the Company.

So long as any shares of the Series A Preferred remain outstanding, the holders of the Series A Preferred shall have the exclusive right, voting as a separate class, to elect, and to remove and replace after such election, five individuals to serve on the Board of Directors.

Conversion
Each share of Series A Preferred is convertible at any time, at the option of the holder, into such number of fully-paid shares of common stock determined by dividing the original issue price of $1.2725 for the Series A Preferred by the conversion price of $1.2726 for the Series A Preferred. The Series A Preferred shall automatically convert into common stock at the then effective conversion rate for such shares upon the earlier of (a) immediately prior to the closing of the sale of shares of common stock to the public at a price of a least $5.09 per share in a firm commitment under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of proceeds, net of all underwriting discount and commissions, to the Company, or (b) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred, voting separately as a single class.

Dividends
Holders of the Series A Preferred are entitled to receive cumulative dividends at the rate of 8% per share per annum, payable when and as declared by the Board of Directors. Declared and unpaid dividends on the Series A Preferred shall be payable upon liquidation of the Company, conversion or redemption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, cumulative undeclared cash dividends on Series A Preferred totaled $12,115,577 and $7,725,448.

In April 2014, the Company declared and paid a dividend to Series A Redeemable Convertible Preferred stockholders of $48,414,292 on an “as-converted” basis and to common stockholders of $1,470,380. The dividend paid to preferred stockholders that was declared and paid was not applied as payment of the cumulative undeclared cash dividend.

In December 2012, dividends were paid in the amount of $17,121,336.

Liquidation
In the event of liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred shall be entitled to receive an amount in cash equal to the sum of (a) the liquidation preference specified for each share of Series A Preferred and (b) all declared and unpaid dividends (if any) on such share of Series A Preferred.  Assets available for distribution to the Company’s stockholders shall be paid to Series A Preferred prior to any payment made to the holders of common stock or any other class or series of stock ranking on liquidation junior to Series A Preferred.

If assets of the Company is insufficient to make payments in full to all holders of Series A Preferred of the preference amount, then such assets shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full.

Redemption
At any time on or after March 19, 2013, the holders of a majority of the then outstanding Series A Preferred, voting separately as a single class, may require the Company to redeem all of the outstanding shares of Series A Preferred.  If a Redemption Request is made, the redemption will occur, subject to funds that are legally available, in two equal annual installments (each, a “Redemption Date”), with the first installment occurring within 120 days of the Redemption Request.  The Company shall redeem the shares of Series A Preferred by paying in cash an amount per share equal to the redemption price for such share of Series A Preferred plus any accrued but unpaid dividend.  If the Company does not have sufficient funds legally available to redeem on any Redemption Date, a pro rata portion shall be redeemed based on the amounts that are legally available, and the Company shall redeem the remaining amounts as soon as practicable.

NOTE 9 - EQUITY INCENTIVE PLAN

On September 28, 2011, the Board of Directors adopted and the stockholders approved the Amended and Restated 2008 Equity Incentive Plan (as amended and restated, the “Plan”). The Plan authorizes the granting of stock options and restricted stock to provide incentives to its employees, directors, and officers. The maximum number of shares of stock reserved and available for issuance under the Plan shall be 12,394,850 shares. At December 31, 2014 and 2013, there were 439,510 and 1,673,825 shares of stock available for future grant under the Plan, respectively. On February 11, 2015, the Board of Directors amended and restated the Plan to increase the maximum number of shares of stock reserved and available for issuance to 12,894,850.

Stock Options

The exercise price of a stock option shall not be less than the fair market value of the stock on the date of grant. In the case of an Incentive Stock Option that is granted to a 10% owner, the exercise price per share for the stock covered by such Incentive Stock Option shall be not less than 110% of the fair market value on the grant date. Incentive Stock Options expire five years from the date of the grant for employees owning 10% or more of the company’s stock and ten years from the date of the grant for all other employees. Non-Qualified Stock Options expire ten years from the date of the grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted average assumptions noted in the following grants table:

	December 31,
	2014	2013	2012

Expected Volatility	48.00%	51.00%	51.00%
Expected Dividends	-	-	-
Expected Term (in Years)	5.5	5.5	5.5
Risk-free Interest Rate	1.38%	1.85%	1.61%

Calculating stock-based compensation requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility.  The Company estimates the volatility of the common stock on the date of grant based on the historic volatility of comparable companies in the industry. The expected dividends are based on the management’s expectations for dividend issuance in the future.  The Company estimates the expected life of stock options granted based on the simplified method, which the Company believes, is representative of future behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Compensation costs associated with the stock options is classified in each of the expense categories as follows:

	Year Ended December 31,
	2014	2013	2012

General and Administrative	$1,082,940	$821,627	$173,884
Research & Development	210,370	101,613	70,664
Sales and Marketing	1,044,681	417,267	263,903
	$2,337,991	$1,340,507	$508,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of option activity for the years ended December 31, 2014, 2013 and 2012:

	Total Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)

Outstanding at January 1, 2012	10,246,358	$4.01
Granted	1,969,952	3.53
Exercised	(688,270)	1.28
Forfeited	(1,157,936)	2.73
Expired	(596,039)	1.38

Outstanding at December 31, 2012	9,774,065	$4.41	6.61
Exercisable at December 31, 2012	7,194,336	$4.82	5.63

Outstanding at January 1, 2013	9,774,065	$4.41
Granted	1,343,125	3.19
Exercised	(379,469)	2.76
Forfeited	(329,679)	3.96
Expired	(802,798)	1.37

Outstanding at December 31, 2013	9,605,244	$4.56	5.92
Exercisable at December 31, 2013	7,083,890	$5.02	4.84

Outstanding at January 1, 2014	9,605,244	$4.56
Granted	3,059,369	2.86
Exercised	(258,282)	1.66
Forfeited	(1,167,588)	3.41
Expired	(674,950)	2.32

Outstanding at December 31, 2014	10,563,793	$4.43	5.96
Exercisable at December 31, 2014	6,853,061	$5.24	4.11

At December 31, 2014, there were 6,853,061 vested and exercisable options with a weighted average exercise price of $5.24 and a weighted average remaining contractual term of 4.11 years.  At December 31, 2013, there were 7,083,890 vested and exercisable options with a weighted average exercise price of $5.02 and a weighted average remaining contractual term of 4.84 years.  At December 31, 2012, there were 7,194,335 vested and exercisable options with a weighted average exercise price of $4.82 and a weighted average remaining contractual term of 5.63 years.

The weighted-average grant date fair value of options issued during 2014, 2013 and 2012 was $2.01, $1.52 and $1.45, respectively. The total fair value of shares under stock options that vested during the years ended December 31, 2014, 2013, and 2012 was $1,539,120, $959,705, and $248,559. The total unrecognized stock compensation cost at December 31, 2014, 2013, and 2012 was $5,375,659, $3,346,081, and $2,645,091, respectively. The total intrinsic value of shares under stock options that exercised during the years ended December 31, 2014, 2013, and 2012 was $330,228, $158,820 and $1,397,817, respectively.

To correct a prior disclosure omission, at January 1, 2012, 4,955,204 options that were previously disclosed as unvested were reclassified to exercisable options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company’s non-vested options at December 31, 2014 and December 31, 2013 and changes during the year then ended is presented below:

	Unvested Options Outstanding	Weighted Average Grant Date Fair Value

Outstanding at January 1, 2012	2,632,379	$0.56
Granted	1,969,952	1.45
Forfeited	(1,157,936)	0.72
Vested	(864,666)	0.36

Outstanding at January 1, 2013	2,579,729	$0.42
Granted	1,343,125	1.52
Forfeited	(329,679)	0.98
Vested	(1,071,821)	1.33

Outstanding at January 1, 2014	2,521,354	$1.44

Granted	3,065,622	2.01
Forfeited	(855,194)	1.36
Vested	(1,021,050)	1.51

Outstanding at December 31, 2014	3,710,732	1.91

Option Modification

In May and July 2014, the Company modified two issuances of options to an employee, reducing the exercise price on 584,446 incentive stock options by $1.30 per option and allowing the employee to exercise shares on a cashless basis in exchange for a forfeiture of a portion of their outstanding options.

As a result of the modification, the Company recorded stock option expense of $539,463 was recorded during the year ended December 31, 2014 using the Black-Scholes option pricing model with the following assumptions: Stock price of $2.86, Exercise prices of $1.88 and $0.24, Volatility of 48.00%, Expected Life of 0.375 years and a Risk-free rate of 0.03%.

In addition, the Company paid payroll taxes on behalf of the employee of $561,588 in exchange for a further reduction of the employee’s outstanding options and incurred an additional $156,935 of compensation expenses in connection with liability accounting treatment at the time of exercise.  The Company issued 156,799 shares of common stock upon exercise of these options.

Restricted Stock

1,292,000 shares of Series A Preferred Stock were granted to two employees on March 21, 2008. At the time of issuance, 1,033,600 shares of the total were restricted stock subject to forfeiture to the stockholders. One-third of these shares became vested when the stockholders completed twelve months of continuous service beginning on March 21, 2008.  In 2009, 332,000 shares were forfeited and subsequently reissued to another employee.  The remaining shares become vested ratably over a 36-month period when the stockholders complete each month of continuous service thereafter. The fair value of restricted shares is being recorded as stock based compensation expense ratably over the vesting period.  As of December 31, 2012, there was no remaining balance of unrecognized compensation cost.

The holders of the restricted shares are entitled to the same voting rights as provided for each unrestricted share of Series A Preferred Stock. Upon a change in control, as defined in the Share Transfer Agreements, all shares become fully vested.  All shares are fully vested at December 31, 2012.

In December 2014, the Company granted 17,482 shares of common stock to an executive that vest monthly through May 2015.  During the year ended December 31, 2014, the Company expensed $31,493 in connection with this restricted stock grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities that are required to be measured at fair value, and non-financial assets and liabilities that are not required to be measured at fair value, on a recurring basis.

ASC 820 provides that the measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.  The inputs create the following fair value hierarchy:

Level 1 – Observable inputs based on unadjusted quoted prices for identical instruments in active markets.
Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3 – Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments.  As of December 31, 2014 and 2013, the Company’s cash and cash equivalents of $6,528,069 and $18,016,527 were classified as Level 1.

Fair Value Measurement of the Liability for Interest Rate Swap Agreements

The Comerica interest rate swap has a fair value of $48,858 as of December 31, 2013.  From March 2013 to December 31, 2013 (the period between the initiation of the swap and year-end), the swap agreement was not designated as a hedge.

During 2014, the Company entered into an additional interest rate swap (Note 7).  The Company did not designate this new swap agreement as a hedge.  The Company recorded a liability of $288,654 at December 31, 2014 in other long term liabilities relating to the interest rate swap fair value for the two existing interest rate swap agreements.  The Company’s fair value measurements for the interest rate swap are designated as Level 2.

Fair Value Measurement of the Liability for Series A Preferred Stock Warrants

Under ASC 820 the Company's liability for Series A Preferred Stock Warrants requires specific disclosure.  The Company's fair value measurements for the stock warrants liability are designated as Level 3.

The Company applied a Black-Scholes valuation methodology to determine the fair value of the stock warrants liability.  This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

	Year Ended December 31,
	2014	2013

Liabilities:
Level 3 Balance at beginning of period	$1,642,898	$950,188
Level 3 Liabilities acquired	-	-
Level 3 Liabilities settled	(876,951)	-
Total (gains) and unrealized losses included in earnings	(765,947)	692,710
Level 3 Balance at end of the Year	$-	$1,642,898

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SERIES A PREFERRED STOCK WARRANTS

On March 19, 2008, the Company issued warrants to purchase up to 491,124 shares of Series A Preferred Stock at an exercise price of $1.27 per share.  The warrants were fully vested and exercisable at the option of the holder upon issuance and expire in ten years from such date. On April 9, 2014, these warrants were exercised and the Company received a payment of $625,000.

ASC 480-10-25 clarifies that freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable) should be accounted for as liabilities, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as equity. The original value at issuance was recorded as a liability and as a long-term debt discount on the accompanying consolidated balance sheet.

The warrants were valued at issuance at $187,504. As of December 31, 2013 they were marked to market and valued at $1,642,898 using the Black-Scholes option pricing model with the following assumptions: Stock price of $6.16, Exercise price of $1.27, Volatility of 52.32%, Expected Life of 4.2 years and a Risk-free rate of 1.58%.

Prior to the exercise, on April 9, 2014, these warrants were marked to market and valued at $876,951 using the Black-Scholes option pricing model with the following assumptions: Stock price of $3.86, Exercise price of $1.27, Volatility of 48.00%, Expected Life of 3.9 years and a Risk-free rate of 1.25% upon exercise.  The value of the warrants at April 9, 2014 and the exercise price of $625,000 was recorded as a contribution to preferred stock.  The decrease in the warrant valuation from December 31, 2013 to April 9, 2014 of $765,947 was recorded as an offset to other operating expense.

NOTE 12 – INCOME TAXES

The components of the provision for income taxes and as follows for the years ended December 31, 2014 and 2013:

	2014	2013	2012

Current Income Tax Expense:
Federal	$3,236,322	$9,682,702	$7,726,971
State	1,226,182	2,540,398	1,486,074
Foreign	102,322	24,917	37,327

Total Current	$4,564,826	$12,248,017	$9,250,372

Deferred Income Tax Expense:

Federal	$1,007,922	$(228,037)	$133,412
State	91,383	(164,472)	106,717
Foreign	-	-	(593)

Total Deferred	$1,099,305	$(392,509)	$239,536

Total Income Tax Provision	$5,664,131	$11,855,508	$9,489,908

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the Company’s U.S. and non-U.S. net income (loss) before provision for income taxes:

	Years Ended December 31,
	2014	2013	2012

U.S.	$15,203,979	$29,075,830	$22,442,946
Foreign	(2,541,394)	(1,275,621)	(3,276,933)
Net Income before provision for income taxes	$12,662,585	$27,800,209	$19,166,013

The following table reconciles the difference between the statutory federal income tax rate and the effective rate for the Company for the period ended December 31,

	2014	2013	2012

Statutory Rate	35.0%	35.0%	35.0%
State & Local Taxes	7.1%	5.5%	5.6%
Permanent Differences	4.5%	4.9%	4.2%
Prior Year True-up Adjustments	0.1%	(0.3)%	(1.1)%
Effect of Foreign rates Different Than Statutory	3.9%	(0.5)%	1.5%
ASC 740-10 Reserve	(6.9)%	(2.4)%	1.9%
R&D Credits & Other Refunds	(3.2)%	(1.0)%	(2.4)%
Valuation Allowance	4.4%	1.4%	4.9%
Other	(0.2)%	0.1%	0.0%
Effective Rate	44.7%	42.7%	49.6%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2014 and 2013 are presented below:

	2014			2013
	Asset	Liability	Net	Asset	Liability	Net

Gross Allowance for Bad Debt	$239,861	$-	$239,861	$299,442	$-	$299,442
Accrued Expense – Other	949,133	-	949,133	95,229	-	95,229
Amortization	-	(2,397,829)	(2,397,829)	-	(1,687,510)	(1,687,510)
Deferred Rent	311,624	-	311,624	342,468	-	342,468
Goodwill	-	(616,731)	(616,731)	-	(582,651)	(582,651)
Stock Options	162,491	-	162,491	122,649	-	122,649
Depreciation	-	(1,072,576)	(1,072,576)	-	(985,603)	(985,603)
Net Operating Losses	1,519,047	-	1,519,047	1,155,361	-	1,155,361
R&D Tax Credits	122,070	-	122,070	33,768	-	33,768
Acquisition Expenses	-	-	-	643,145	-	643,145
Deferred Benefit Contingencies	47,103	-	47,103	569,956	-	569,956
Subtotal	3,351,329	(4,087,136)	(735,807)	3,262,018	(3,255,764)	6,254
Less Valuation Allowance	(1,568,200)	-	(1,568,200)	(1,211,031)	-	(1,211,031)
Total	$1,783,129	$(4,087,136)	$(2,304,007)	$2,050,987	$(3,255,764)	$(1,204,777)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers projected future taxable income in making this assessment. Based primarily upon actual results and projections for future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes it is more likely than not that the company will not realize all the benefits of these deductible differences, and, accordingly, has recorded a valuation allowance at December 31, 2014 and 2013.

The valuation allowance relates to the foreign subsidiaries in Germany and the United Kingdom due to the uncertainty of these subsidiaries generating sufficient taxable income to utilize its net operating loss carry forwards and benefit of timing differences. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

The Company has a net operating loss carry forward for foreign income tax purposes of $7,184,268 as of December 31, 2014. The foreign net operating losses can be carried forward without limitation in Germany and United Kingdom. A valuation allowance has been recorded against certain foreign net operating losses for which the Company believes it is not more likely than not that the net operating losses will be utilized.

As of December 31, 2014 and 2013, the Company does not have a U.S. income tax provision for undistributed earnings of foreign subsidiaries. There are currently no specific plans or intentions to repatriate funds from the foreign subsidiaries; however, the Company may do so in the future if a dividend can be remitted with no material tax impact. Such earnings are considered to be permanently reinvested. Estimating the tax liability that would result if these earnings were repatriated is not practicable at this time.

A reconciliation of the beginning and ending amount of unrecognized tax liability for the years ended December 31, 2014 and 2013 is a follows:

Unrecognized tax liability balance at January 1, 2013	$2,383,105

Add:
Additions based on tax positions related to the current year	477,724
Adjustments for tax positions of prior years	25,331

Deduct:
Reductions as a result of lapse of applicable statute of limitations	(1,011,674)
Reductions for tax positions of prior years	(126,197)

Unrecognized tax liability balance at December 31, 2013	$1,748,289

Add:
Additions based on tax positions related to the current year	60,125
Adjustments for tax positions of prior years	44,705

Deduct:
Reductions for tax positions of prior years	(1,406,370)

Unrecognized tax liability balance at December 31, 2014	$446,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The total amount of unrecognized tax benefits if ultimately recognized, will decrease the Company’s annual effective tax rate.

The Company’s policy is to record interest and penalties associated with the underpayment of income taxes within Provision for income taxes in the Consolidated Statement of Income. The Company recorded a reversal of $98,558 in gross interest and penalties expense in 2014, $52,802 in 2013, and $217,422 in 2012. The Company had $76,877, $175,435, and $228,237 accrued for the payment of interest and penalties as of December 31, 2014, 2013, and 2012 respectively. It is reasonably possible that in the next twelve months, because of changes in facts and circumstances, the unrecognized tax benefits for tax positions taken relative to previously filed tax returns may increase.

The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. These include the 2010 through 2014 tax years for federal and various state jurisdictions. The Company is currently under examination for the IRS for tax years 2010 through 2012, with an extension granted to the IRS for tax years 2010 and 2011 through the end of their investigation. Facts and circumstances could arise in the twelve-month period following December 31, 2014 that could cause the Company to reduce the liability for unrecognized tax positions, including, but not limited to settlement of income tax positions or expiration of the statutes of limitations.

NOTE 13 - RETIREMENT PLAN

The Company has a 401k and profit sharing plan (“401k Plan”), available to all U.S. employees who meet the prescribed age and service requirements as defined in the plan document.  Under the terms of the 401k Plan, participating employees may contribute a percentage of their compensation, up to the maximum amount allowable by law.  There were no employer contributions to the 401k Plan during the years ended December 31, 2014, 2013, and 2012. In 2012, the Company discovered its failure to make prescribed contributions to the 401K Plan and was required to reserve an estimated liability of $350,000 to remedy the 401K Plan compliance failure. In 2013, $296,913 was paid and the remaining liability was reversed.

Subsequent to the year ended December 31, 2014, the Company has initiated an employer match to employee contributions that will range from 0% to 3%, depending on future operations and statutory regulations.

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

The Company is subject to credit risk concentrations principally from cash and cash equivalents and accounts receivable. The Company’s management believes the risk of loss associated with cash and cash equivalents is very low since cash and cash equivalents are maintained in major financial institutions. Accounts receivable are due from large commercial organizations located in the United States, Canada and Europe. Accounts receivable are generally due within 30 days and no collateral is required. Management routinely evaluates the collectability of accounts receivable and maintains an allowance for doubtful accounts. The Company does not have any customer that exceeded 10% of the total revenue or 10% of the total accounts receivable as of and for the years ended December 31, 2014, 2013, and 2012.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

There are no legal proceedings to which the Company is a party that are reasonably expected to be material to the Company’s operations or financial condition.  From time to time, the Company may be involved in other disputes or regulatory inquiries that arise in the ordinary course of business.  The number and significance of these disputes and inquiries may increase as the Company’s business expands.  Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company leases office spaces for its headquarters and other locations under the terms of non-cancelable operating leases expiring on various dates through 2021. These lease agreements contain escalation clauses and provisions for the payment of taxes and operating expenses.

A schedule of the future minimum lease payments required under these non-cancelable operating leases at December 31, 2014 is as follows:

2015	$3,288,895
2016	2,986,398
2017	2,909,792
2018	2,889,727
2019	636,931
Thereafter	1,136,124

Total	$13,847,867

In accordance with US GAAP, the Company is recognizing the total cost of its operating leases ratably over the lease period. The cumulative difference between rent paid and that expensed is reflected as deferred rent.

Rent expense totaled $3,374,332, $2,346,942, and $1,596,607 for the years ended December 31, 2014, 2013, and 2012, respectively.

As of December 31, 2014, 2013, and 2012, the Company had $1,299,910, $1,362,710, and $1,793,256, respectively, in outstanding letters of credit to secure its office space leases. The letters of credit are scheduled to mature upon expiration of the leases between 2015 and 2019.

In April 2013, the Company moved into a new leased office space for it’s headquarters located at 340 Madison Ave, New York.  The leased location is a sublease with Sun Microsystems through 2019 and is included in the future commitments table above. The previous New York headquarters lease located at 101 Park Ave expired during April 2013.

In February 2014, the Company entered into a new lease for additional office space at 340 Madison Ave, New York, NY. The new lease ends on October 2021 and the future payment obligations are included in the commitments table above. The Company determined that the leased space has no future economic benefit as well as being commercially available and is actively seeking a sub-lessee. Through the date of issuance of these financial statements the Company has not entered into an agreement with a sub-lessee. In accordance with ASC 420-10 the Company recorded a cease use lease liability of $1,587,768 at December 31, 2014 which is included in other current and other long term liabilities, representing an estimate of the amount of future net cash flows relating to this new lease.  The lease restructuring charge included in operating expenses for this accrual was $1,407,618 after adjusting for the disposal of leasehold improvements of $93,200 and deferred rent of $273,350.

Employee Bonus

In April 2014, the Company declared a one-time dividend equivalent bonus payable to active employees who have an option grant with a vesting reference date on or before April 17, 2014.  Payments are made on scheduled payment dates through April 2018 to active employees on this date.  During the year ended December 31, 2014, the Company paid $2,209,258 of the dividend equivalent bonus which was recorded as expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future committed payments of these bonuses are as follows at December 31,:

2015	$646,356
2016	567,973
2017	236,330
2018	15,546
2019	-

Total	$1,466,205

NOTE 16 – SUBSEQUENT EVENTS

In July 2015, the Company acquired Spark Flow LLC, owner of a rich media platform, in exchange for cash consideration of $3,000,000 with an additional $3,000,000 of earn-out payments for post-combination services to be made over a two year period subsequent to closing upon the achievement of certain milestones.  The total purchase price will be allocated to the underlying assets based on their estimated fair values and goodwill.

In connection with this acquisition, the Company entered into an outsourced development agreement and a reseller agreement with entities controlled by the founders of Spark Flow LLC.  The outsourced development agreement requires monthly payments of $60,000 per month, a total of $1,000,000 of bonus payments payable over an eighteen month period after the close of the acquisition, as well as 200,000 warrants that will be earned over a four year life, in exchange for service connected with the future design and development of the rich media platform. The reseller agreement provides the reseller with the ability to sell subscriptions to the rich media platform for a five year period in certain exclusive territories, and the Company will receive 40% of the revenues generated by the reseller.  The outsourced development and reseller agreements are cancelable which may accelerate the timing of the payment of the earn-out and bonus payments.

Subsequent events have been evaluated through September 21, 2015, which is the date the consolidated financial statements were issued.

NOTE 17 – SUBSEQUENT EVENTS (UNAUDITED)

On November 30, 2015, the Company was acquired by Perion Network Ltd. for a total purchase price of $133,329,000 in cash, in addition to working capital adjustments in the amount of $1,000,000, consisting of approximately $90,186,000 paid in cash, $16,000,000 retained as a holdback to cover potential claims until May 31, 2017, $3,000,000 which will be paid in installments over a period of 18 months, an amount of $20,000,000 deferred consideration payment, bearing interest, due on November 30, 2020, and working capital adjustments in the amount of $3,300,000 which will be paid in 2016. The fair values of the deferred liabilities to be recorded in purchase accounting are in the amount of $43,143,000. In addition, the Company's term loan with an outstanding principal balance of $57,000,000 was repaid and the Company entered into a new credit agreement with the existing lenders, SunTrust Robinson Humphreys, Silicon Valley Bank and Comerica Bank, for $50,000,000.  The new credit agreement expires on November 29, 2019, interest on the agreement is at LIBOR plus 5.50% or the prime rate plus 4.50%, and is collateralized by substantially all of the Company’s assets.  At November 30, 2015, $50,000,000 was outstanding under the new credit facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Scheduled principal payments on the new credit agreement are as follows:

2016	$2,500,000
2017	3,750,000
2018	5,000,000
2019	38,750,000

Total	$50,000,000